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                 March 21, 2024

       Sassine Ghazi
       Chief Executive Officer
       Synopsys, Inc.
       675 Almanor Ave.
       Sunnyvale, California 94085

                                                        Re: Synopsys, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 14,
2024
                                                            File No. 333-277912

       Dear Sassine Ghazi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Chris Moore